ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Henderson Global Funds 01585112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 30, 2013	October 31, 2012 to October 31, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Henderson High Yield Opportunities Fund, a series of
Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Henderson Global Funds		01585112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 20, 2012	October 31, 2012 to October 31, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o           Henderson Global Leaders Fund, a series of
Henderson Global Funds

is changed to:

o           Henderson World Select Fund, a series of
Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)

SECRETARY’S CERTIFICATE

I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the “Trust”), hereby certify that (i) the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolution set forth below for the Henderson High Yield Opportunities Fund at a meeting of the Board of Trustees of the Trust duly called and held on March 21, 2013, at which a quorum was present and acting throughout, and (ii) the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolution set forth below for the Henderson Global Leaders Fund at a meeting of the Board of Trustees of the Trust duly called and held on December 12, 2012, at which a quorum was present and acting throughout, and:

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to add the Henderson High Yield Opportunities Fund under the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to reflect the name change for the Henderson Global Leaders Fund to Henderson World Select Fund from the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of May 2013.

/s/ Christopher K. Yarbrough
Christopher K. Yarbrough
Secretary